SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Register 1431-1

SEC Register (CUSIP) 20441B407 – Preferred “B”

SEC Register (CUSIP) 20441B308 – Common

LATIBEX Register 29922 – Preferred “B”

NOTICE TO SHAREHOLDERS

As decided at the 139th Extraordinary Meeting of the Board of Directors held on December 19, 2012, payment of interest on own capital from fiscal year 2012 to shareholders registered as of January 02, 2013 will start on January 15, 2013 in lieu of dividend payments, pursuant to Law 9,249/95, as follows:

1.	ADVANCE PAYMENT OF INTEREST ON OWN CAPITAL
1.1.	Gross Amount: R$ 138,072,000.00
1.2.	Earnings per share

1.2.1.	R$ 0.47920 for common shares
1.2.2.	R$ 2.52507 for preferred “A” shares
1.2.3.	R$ 0.52720 for preferred “B” shares

1.3.	Taxes: 15%, as per Law 9.249/95

1.4.	Legal entities that are EXEMPTED from withholding Income Tax according to Brazilian legislation must submit proof of their status to the Company (address in item 4.1) by January 8, 2013, by means of a document issued by the Federal Revenue Service, or a legal decision or a declaration mentioning the Law relating to the exemption.

1.5.	Shares shall be traded ex-date as of (and including) January 03, 2013.

2.	MODES OF PAYMENT
2.1.	Credit in banking account (as per the shareholder’s registration data).
2.2.	Bank payment order.

3.	REGISTRATION
3.1.	Shareholders who opt for payment to be made to their bank account shall remit a letter containing the bank name, agency and account number, as well as due authorization for such (address in item 4.1).

4.	CUSTOMER SERVICE CENTER
4.1.	Departamento de Acionistas e Custódia
	Rua Coronel Dulcídio, 800 - 3.º andar	Phone: 0800-41-2772
	Curitiba – Paraná	Fax: (41) 3331-2916
	CEP 80420-170	e-mail: acionistas@copel.com

4.2 DEPOSITORY BANK OVERSEAS:	The Bank of New York Mellon
Phone: (212) 815 – 3626
Fax: (212) 571 - 3050

Curitiba, December 19, 2012

Ricardo Portugal Alves
CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.